

November 26, 2014

<u>Via E-mail</u>
Barry Rosenstein
Managing Partner
JANA Partners LLC
767 Fifth Avenue, 8th Floor
New York, NY 10153

   Re: PetSmart, Inc.
     Definitive Additional Materials on Schedule 14A filed by JANA Partners LLC et al.
     Filed November 21, 2014
     File No. 000-21888

Dear Mr. Rosenstein:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in soliciting materials, or provided to the staff on a supplemental basis. Please qualify the following types of statements as your belief in future filings, and provide supplemental support for these particular statements with your response:

  • "PetSmart long trailed most of its peers in shareholder value creation prior to JANA's emergence as a shareholder." (page 1)

  • The assertion regarding "PetSmart's chronic underperformance" and the fact that there is "significant acquisition interest" in PetSmart. (page 1)

- The statement that, "as a result of strategic and operational mis-steps, PetSmart failed to capitalize on its market leading position to create value for shareholders." (PetSmart's Underperformance slide)

- The assertion that "PetSmart has sought to create the patently false impression that there is a shortage of interested acquirers." (August 4, 2014 letter)

2. In future soliciting material, please refrain from making statements that could be viewed as impugning the character of other parties as contemplated by Rule 14a-9. In particular, please refrain from making claims similar to the following in future filings without qualifying the statements as your opinion or belief, and provide an adequate supporting basis for these particular statements with your response:

- "More importantly, though, this effort to boost short-term results indicates an unacceptable preference on the Board for self-preservation over shareholder value creation." (August 12, 2014 letter)

- "It is becoming clear, however, that rather than fully exploring all potential opportunities, the board of directors is attempting to prejudice the ultimate outcome of any such strategic review by steering it away from the most likely path to maximum value creation for shareholders." (August 4, 2014 letter)

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3252 or David L. Orlic, Special Counsel, at (202) 551-3503 if you have any questions.

Sincerely,

/s/ Lisa M. Kohl

Lisa M. Kohl
Attorney-Advisor
Office of Mergers & Acquisitions

cc: Marc Weingarten, Esq.
        Schulte Roth & Zabel LLP